Exhibit 99.1

Luxoft Holding, Inc Reports Results for Three Months Ended June 30, 2016

LONDON —(BUSINESS WIRE)— Luxoft Holding, Inc (NYSE:LXFT), a leading provider of software development services and innovative IT solutions to a global client base, today announced results for the three months ended June 30, 2016.

Highlights — Three Months Ended June 30, 2016

•                  US GAAP revenue amounted to $178.0 million, an increase of 20.3% year over year on a reporting-currency basis and 21.5% increase on a constant-currency basis.

•                  Adjusted Earnings before interest, taxes, depreciation and amortization (EBITDA) was $29.6 million and EBITDA margin was 16.6%, compared to $27.2 million and 18.4%, respectively, in the year-ago quarter.

•                  Non-GAAP Net Income amounted to $21.0 million, an increase of 1.9% year over year.

•                  Diluted earnings per share (EPS) on a US GAAP basis was $0.42, compared to $0.43 in the year-ago quarter.

•                  Diluted EPS on a non-GAAP basis was $0.62, compared to $0.61 in the year-ago quarter.

Revenue for the three months ended June 30, 2016, increased to $178.0 million, up 20.3% from $148.1 million for the same period a year ago in the reporting currency and up 21.5% for the same period a year ago in constant currency. Adjusted EBITDA was $29.6 million and corresponding EBITDA margin was 16.6%, as compared to $27.2 million and 18.4%, respectively, in the year-ago quarter. US GAAP net income was $14.1 million, or $0.42 per diluted share, compared to $14.6 million and $0.43 per diluted share for the same period a year ago. Non-GAAP Net Income was $21.0 million, or $0.62 per diluted share, compared to $20.6 million and $0.61 per diluted share for the same period a year ago. Reconciliations between non-GAAP financial measures and US GAAP operating results and diluted EPS are included at the end of this release.

“This has been a good start to the new financial year for us. We opened it by posting strong growth for the first quarter. For the remainder of the year we look forward to executing the initiatives we embarked on during the first five months,” said Dmitry Loschinin, Luxoft’s CEO and President. “We expect that this year will be transformational for Luxoft, when we expand into new verticals and geographies and solidify our existing core verticals and global sales efforts. We believe that the short-term uncertainty driven by Brexit will spur us to make changes that will increase the resilience of our business and help us capitalize on numerous opportunities resulting from the migration of enterprise operations globally and massive regulatory changes around the world.”

The Company’s core verticals continued to produce healthy annual growth with financial services posting 18.2% growth and 32.8% growth outside of the top 2 accounts.  Automotive and transport vertical posted 74.0% growth, while 183% growth has been generated outside of its top 1 account.  Telecom vertical posted 15.8% growth, and travel and aviation posted 10.7% growth. The core revenue generating geographies experienced double and triple digit growth during the past quarter, as compared to the same period a year ago: revenues generated in Germany increased 46.9%, revenues generated in the U.K. increased 15.5%, revenues generated in Switzerland increased 152.6%, and revenues from other European countries increased 68.3%.  Top 1 client concentration has decreased by 6.3% and top 3 client concentration has decreased by 2.8% on year over year basis.  As of June 30, 2016, the total number of employees was 11,322, revenue per billable engineer has increased to $75,498, while attrition stood at 10.9%, continuing to remain in the historical range.

Outlook for The Year Ending March 31, 2017:

The Company is reiterating its original revenue and EPS guidance for the financial year ending March 31, 2017:

•                  Revenue is expected to be at least $781 million, an increase of at least 20.0% year over year

•                  Adjusted EBITDA margin is expected to be in the range of 17.0% - 19.0%

•                  Diluted EPS is expected to be at least $2.10 on a US GAAP basis and at least $2.85 on a non-GAAP basis

•                  EPS is based on an estimated weighted average of 33,866,995 diluted shares

“We are pleased with the results our company generated in the first quarter. Despite the slowdown across our top three clients, we posted solid year-over-year growth, nearly all of which was organic, driven by significant demand from three of our core verticals - automotive, telecom and financial services,” stated Roman Yakushkin, Chief Financial Officer. “We expect our pricing power to continue to increase as we advance higher along the value chain providing premium services and end-to-end solutions to our customers. We continue to generate ample amounts of free cash flow and remain virtually debt-free, allowing us to pursue more tuck-in acquisitions in line with our current M&A strategy.”

Conference Call Information:

Luxoft Holding, Inc will host a conference call on August 12, 2016, at 8:00 a.m. EDT to discuss its financial results for the three months ended June 30, 2016.

To participate in the conference call please dial 877-407-8293 (for domestic U.S. callers) or 201-689-8349 (for international callers). A live webcast will also be available during the call and can be accessed at http://edge.media-server.com/m/p/ttwcwqdb. Participants, please access the website at least 10 minutes prior to the call to register and follow the instructions provided on the website to download and install the necessary applications.

If you are unable to join our live event, a replay will be available by dialing 877-660-6853 (for domestic U.S. callers) or 201-612-7415 (for international callers) and entering the conference ID# 13641723. The replay will be available from two hours as of the end of the call and up to 11:59 p.m. EDT on August 26, 2016. The replay will also be available at Luxoft’s Investor Relations portal for 14 days following the call.

About Luxoft:

Luxoft Holding, Inc (NYSE:LXFT) is a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large multinational corporations. Luxoft’s software development services consist of core and mission critical custom software development and support, product engineering and testing, and technology consulting. Luxoft’s solutions are based on its proprietary products and platforms that directly impact its clients’ business outcomes and efficiently deliver continuous innovation. The Company develops its solutions and delivers its services from 28 dedicated delivery centers worldwide. It has over 11,000 employees across 35 offices in 18 countries in North America, Mexico, Western and Eastern Europe, Asia Pacific, and South Africa. Luxoft is incorporated in Tortola, British Virgin Islands, has its operating headquarters office in Zug, Switzerland and is listed on the New York Stock Exchange. For more information, please visit http://www.luxoft.com.

Non-GAAP Financial Measures:

To supplement our financial results presented in accordance with US GAAP, this press release includes the following measures defined by the Securities and Exchange Commission as non-GAAP financial measures: earnings before interest, tax, depreciation and amortization (EBITDA); adjusted EBITDA; non-GAAP net income; and non-GAAP diluted Earnings per share (EPS). Non-GAAP net income and non-GAAP EPS exclude stock-based compensation expense, amortization of fair value adjustments to intangible assets and impairment thereof and other acquisitions related costs, that may include changes in the fair value of contingent consideration liabilities. Non-GAAP diluted EPS are calculated as non-GAAP net income divided by weighted average number of diluted shares.

We adjust our non-GAAP financial measures to exclude stock based compensation, because it is a non-cash expense. We also adjust our non-GAAP financial measures to exclude the change in fair value of contingent consideration, because we believe these expenses are not indicative of what we consider to be normal course of operations. Our non-GAAP financial measures are adjusted to exclude amortization of purchased intangible assets in order to allow management and investors to evaluate our results from operating activities as if these assets have been developed internally rather than acquired in a business combination. Finally, we adjust our non-GAAP financial measures to exclude acquisition-related costs, which comprise payments to consulting firms as well as fees paid upon successful completion of acquisition; as well as certain incentive payments for members of management of the acquired companies as provided for in the acquisition agreements. These payments are based on performance of the acquired businesses and are classified as part of management compensation rather than part of purchase consideration. These costs vary with the size and complexity of each acquisition and are generally inconsistent in amount and frequency, and therefore, we believe that they may not be indicative of the size and volume of future acquisition-related costs.

We provide these non-GAAP financial measures because we believe that they present a better measure of our core business and management uses them internally to evaluate our ongoing performance. Accordingly, we believe that these non-GAAP measures are useful to investors in enhancing and understanding of our operating performance. These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable US GAAP measures. The non-GAAP results and a full reconciliation between US GAAP and non-GAAP results are provided in the accompanying tables at the end of this press release. Forward-Looking Statements:

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally and in each of our industry verticals, application outsourcing and custom application development and offshore research and development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; seasonal trends and the budget and work cycles of our clients; general economic and business conditions in our locations, including geopolitical instability and social, economic or political uncertainties, particularly in Russia and Ukraine, and any potential sanctions, restrictions or responses to such conditions imposed by some of the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the expected timing of the increase in our corporate tax rate; our expectations with respect to the proportion of our fixed price contracts; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; our plans to introduce new products for commercial resale and licensing in addition to providing services; our anticipated joint venture with one of our clients; IBS Group Holding Limited and its subsidiaries divesting all or a portion of its ownership interest in us; and our continued financial relationship with IBS Group Holding limited and its subsidiaries including expectations for the provision and purchase of services and purchase and lease of equipment; and other factors discussed under the heading “Risk Factors” in the Annual Report on the Form 20-F for the year ended March 31, 2016 and other documents filed with the Securities and Exchange Commission. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Luxoft Holding, Inc

Condensed consolidated statements of comprehensive income

(In thousands of US dollars, except per share data)

	For the three months ended June 30,
	2016	2015
	(unaudited)

Sales of services	$178,049	$148,055
Operating expenses
Cost of services (exclusive of depreciation and amortization)	105,752	87,977
Selling, general and administrative expenses	48,924	38,665
Depreciation and amortization	7,235	5,360
(Gain)/loss from revaluation of contingent liability	(283)	743
Operating income	16,421	15,310

Other income and expenses
Interest income/(expense), net	32	(28)
Other gain, net	407	293
Gain from foreign currency exchange contracts	391	168
Net foreign exchange gain/(loss)	(667)	1,148
Income before income taxes	16,584	16,891
Income tax expense	(2,504)	(2,279)
Net income	$14,080	$14,612
Net income attributable to the non-controlling interest	—	—
Net income attributable to the Group	$14,080	$14,612

Other comprehensive income, net of tax	(33)	327
Comprehensive income	$14,047	$14,939

Comprehensive income (loss) attributable to the non-controlling interest	—	—
Comprehensive income attributable to the Group	$14,047	$14,939

Basic EPS per Class A and Class B ordinary share
Net income attributable to the Group per ordinary share	$0.42	$0.44
Weighted average ordinary shares outstanding	33,199,856	32,872,158

Diluted EPS per Class A and Class B ordinary share
Diluted net income attributable to the Group per ordinary share	$0.42	$0.43
Diluted weighted average ordinary shares outstanding	33,875,832	33,943,710

Luxoft Holding, Inc

Condensed consolidated balance sheets

(in thousands of US dollars, except share amounts)

	As of June 30, 2016 (unaudited)	As of March 31, 2016
Assets
Current assets
Cash and cash equivalents	$131,788	$108,545
Trade accounts receivable, net of allowance for doubtful accounts of $312 at June 30, 2016 and $79 at March 31, 2016	131,203	131,204
Unbilled revenue	15,888	16,081
Work-in-progress	2,765	1,595
Due from related parties	1,651	2,180
VAT and other taxes receivable	1,747	1,814
Advances issued	2,144	2,413
Other current assets	3,821	3,333
Total current assets	291,007	267,165

Non-current assets
Deferred tax assets	2,677	3,174
Property and equipment, net	44,634	46,072
Intangible assets, net	41,943	43,780
Goodwill	30,285	30,285
Other non-current assets	4,531	4,066
Total non-current assets	124,070	127,377
Total assets	$415,077	$394,542

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowings	$615	$460
Accounts payable	15,878	8,266
Accrued liabilities	27,682	27,357
Deferred revenue	5,014	5,048
Due to related parties	397	518
Taxes payable	23,481	22,532
Payable under foreign currency forward contracts	970	2,476
Payable for acquisitions, current	12,493	5,595
Other current liabilities	1,203	1,503
Total current liabilities	87,733	73,755

Deferred tax liability, non-current	4,733	5,511
Payable for acquisitions, current	410	11,786
Other non-current liabilities	1,695	1,757
Total liabilities	94,571	92,809

Shareholders’ equity
Share capital (80,000,000 shares authorized; 33,207,367 issued and outstanding with no par value as at June 30, 2016, and 80,000,000 shares authorized; 33,188,894 issued and outstanding with no par value as at March 31, 2016)	—	—
Additional paid-in capital	112,337	107,477
Common stock held in treasury, at cost (37,877 shares as of June 30, 2016, and 35,579 shares as of March 31, 2016)	(2,799)	(2,665)
Retained earnings	214,950	200,870
Accumulated other comprehensive loss	(4,014)	(3,981)
Total shareholders’ equity attributable to the Group	320,474	301,701
Non-controlling interest	32	32
Total equity	320,506	301,733
Total liabilities and equity	$415,077	$394,542

Luxoft Holding, Inc

Consolidated statements of cash flows

(In thousands of US dollars)

	For the three months ended June 30,
	2016	2015
	(unaudited)
Operating activities
Income from operations	$14,080	$14,612

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,235	5,360
Deferred tax benefit	(281)	(629)
Foreign currency exchange contracts income	(391)	(168)
Loss/(gain) on foreign exchange	667	(1,148)
Provision for doubtful accounts	233	504
(Gain)/loss from revaluation of contingent liability	(283)	743
Share-based compensation	4,860	4,148

Changes in operating assets and liabilities:
Trade accounts receivable and unbilled revenue	(1,042)	2,635
Work-in-progress	(1,170)	(1,416)
Due to and from related parties	273	(787)
Accounts payable	7,163	(2,039)
Accrued liabilities	840	850
Deferred revenue	(30)	(2,352)
Changes in other assets and liabilities	501	2,137
Net cash provided by operating activities	32,655	22,450

Investing activities
Purchases of property and equipment	(3,169)	(4,455)
Purchases of intangible assets	(909)	(1,384)
Proceeds from disposal of property and equipment	—	22
Short-term deposits	—	(15,000)
Net cash used in investing activities	(4,078)	(20,817)

Financing activities
Net repayment of short-term borrowings	143	(575)
Acquisition of business, deferred consideration	(4,207)	(1,980)
Repurchases of common stock	(930)	—
Repayment of capital lease obligations	(15)	(40)
Net cash used in financing activities	(5,009)	(2,595)

Effect of exchange rate changes on cash and cash equivalents	(325)	315
Net increase (decrease) in cash and cash equivalents	23,243	(647)
Cash and cash equivalents at beginning of year	108,545	45,593
Cash and cash equivalents at end of period	$131,788	$44,946

Luxoft Holding, Inc

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(Unaudited)

(In thousands of US dollars, except per share amounts and percentages)

	Three Months Ended June 30,
	2016	2016		2016
				Non-
	GAAP	Adjustments		GAAP
Operating income	16,421	7,934	(a)	24,355
Operating margin	9.2%	4.5%		13.7%
Net income	14,080	6,942	(b)	21,022
Diluted earnings per share	$0.42	—		$0.62

	Three Months Ended June 30,
	2015	2015		2015
				Non-
	GAAP	Adjustments		GAAP
Operating income	15,310	6,736	(a)	22,046
Operating margin	10.3%	4.5%		14.9%
Net income	14,612	6,024	(b)	20,636
Diluted earnings per share	$0.43	—		$0.61

Luxoft Holding, Inc

Schedule of supplemental information (Unaudited)

(In thousands; except percentages)

	Three Months Ended
	June 30,
(a)	2016	2015
Adjustments to GAAP operating income
Stock-based compensation expense	$4,860	$4,148
Amortization of purchased Intangible assets	2,107	1,845
Loss from revaluation of contingent liability	(283)	743
Acquisition related costs	1,250	—
Total Adjustments to GAAP income from operations:	$7,934	$6,736

	Three Months Ended
	June 30,
(b)	2016	2015
Adjustments to GAAP net income
Stock-based compensation expense	$4,860	$4,148
Amortization of purchased Intangible assets	2,107	1,845
Loss from revaluation of contingent liability	(283)	743
Acquisition related costs	1,250	—
Tax effect of the adjustments	(992)	(725)
Total Adjustments to GAAP net income	$6,942	6,011

	Three Months Ended
	June 30,
	2016	2015
Net income	$14,080	$14,612
Adjusted for:
Interest Expense	(32)	28
Income tax	2,504	2,279
Depreciation and Amortization	7,235	5,360
EBITDA	$23,787	$22,279
Adjusted for
Stock based compensation	4,860	4 ,148
Loss from revaluation of contingent liability	(284)	743
Acquisition related costs	1,250	—
Adjusted EBITDA	$29,613	$27,170

Luxoft Holding, Inc

Schedule of supplemental information (Unaudited)

(In thousands; except percentages)

	Revenue for the three Months Ended June 30,
	2016		2015
Client location	Amount	% of sales	Amount	% of sales
UK	$61,120	34.3%	$52,937	35.8%
U.S.	47,066	26.4%	46,614	31.5%
Germany	26,349	14.8%	17,939	12.1%
Russia	6,945	3.9%	8,510	5.7%
Switzerland	10,032	5.6%	3,971	2.7%
Singapore	3,079	1.7%	2,298	1.6%
Rest of Europe	17,328	9.7%	10,293	7.0%
Other	6,130	3.6%	5,493	3.6%
Total	$178,049	100%	$148,055	100%

	Revenue for the three Months Ended June 30,
	2016		2015
Industry vertical	Amount	% of sales	Amount	% of sales
Financial Services	$122,367	68.7%	$103,565	70.0%
Automotive and transport	25,452	14.3%	14,627	9.9%
Technology	9,134	5.1%	10,731	7.2%
Telecom	9,934	5.6%	8,577	5.8%
Travel and Aviation	7,715	4.3%	6,971	4.7%
Energy	3,023	1.7%	3,123	2.1%
Other	424	0.3%	461	0.3%
Total	$178,049	100%	$148,055	100%